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The Hot Dog Box

American Restaurant

Chicago, IL
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Early Investor Bonus: The investment multiple is increased to 1.6× for the next $20,000 invested.
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THE PITCH
The Hot Dog Box is seeking investment to open our first brick and mortar location.
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OUR STORY

We are a father-daughter duo who decided to launch our new business during the pandemic. During a time when so much was at stake from our well-being to our culture, we were inspired to start our business to propel culture, encourage entrepreneurship in families, and make innovative food creations for the world to enjoy by creating a brand beyond just our food. Before the pandemic hit, Bobby had a successful marketing & production company working with other small businesses, mom and pop shops, and restaurants. He was also on his way to launching his third album. The pandemic hit and while they experienced setbacks, they were not defeated. The father-daughter duo spent days at home creating awesome food creations like ice cream to innovative hot dogs called the "underdogs." Ultimately we decided why not combine all of our passions into one? That's why we created The Hot Dog Box, a great place to eat as well as a representation of family, creativity, culture, entrepreneurship and so much more.

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OUR MISSION

Our mission is to create a top-notch eating experience and inspire other families to work together, be creative, and start their own businesses too. While we have started out as just a shipping container, we are moving into a brick and mortar and plan to grow into a central production facility to provide other father-daughter duos, Mother-daughter duos, or any other family duo to start their own business. We aim to keep the dream alive beyond our central location here in Chicago, Illinois.

Inspiring and empowering other families, especially other father-daughter duos to work together and start their own business.
Providing superb customer service experience from the second you see the Hot Dog Box to when you leave.
Expanding upon the typical American comfort foods.
Incorporating the arts, music, culture and our mission into everything that we do.
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Our Current Hot Dog Menu

The Stand Style Hot Dog

Plain or Chicago Style Vienna All Beef Skinless Hot Dog with just Mustard and or Ketchup; Or Onions, Sweet Relish, Sport Peppers, Pickle, Tomato, Mustard, Celery Salt & Gourmet Bun. Includes Plain Potato Chip & Can Drink/Water. (Vegan Substitute Available).

The Bronzeville Bourbon Steak Dog

4 oz Filet Mignon Steak Hot Dog, Cabbage & Carrots Medley, Smokey Crumbled Bacon, Secret Bourbon BBQ Sauce, Hot Sport Peppers & Soft Baked Bun. Includes Large Plain Potato Sticks & Drink. (Vegan & Turkey Substitute Available).

The Prairie Blues Steak Dog

Our Premium 4 oz Filet Mignon Steak Hot Dog with Our Homestyle Cranberry Honey Mustard, Cabbage, Collard Greens, Carrots & Gourmet Baked Bun. Includes Large Plain Potato Chip & Drink. (Vegan & Turkey Substitute Available).

The Pickle Minion Filet Mignon Steak Dog

Our gourmet, fiery, juicy and sweet Pickle Minion Steak Dog is handcrafted with sweet pickles, our House Truffle Peanut Butter Sauce with a hint of heat. Then topped with Garlic and Pepper Crispy Onions for an out of this world hot dog experience. Includes Premium Chips and Drink.

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PRESS
Dynamic Father-Daughter Duo Reaches for Hot Dog Greatness in Chicago

The Hot Dog Box is slinging decadent delights like loaded filet mignon dogs out of a shipping container in Bronzeville

Bobby Morelli is the sausage king of Bronzeville

A father-and-daughter team sling loaded wieners from a storage container.

Bronzeville's Hot Dog Sensation Aims to Expand Into Portage Park This Summer

The Hot Dog Box's dynamic father and daughter duo and their decadent loaded dogs are drawing fans from across the city

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THE TEAM
Bobby
Founder/Chief Hot Dog Chef

My name is Bobby Morelli and I'm a Successful father, recording Artist and entrepreneur.

I founded The Hot Dog Box in August 2020 Located in Bronzeville Chicago. Before this, I ran a marketing and production company that worked with local businesses, restaurants, and entrepreneurs.

Brooklyn
Co-founder

Bobby's daughter, 3 grader, Avid Reader, Artist, Roblox Player, Big Sister & Customer Service Expert.

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FOUNDER BOBBY MORELLI'S SHARE THE LOVE SONG & VIDEO FOR THE HOT DOG BOX
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Bobby, a father, business owner, chef and singer put together a #sharethelove marketing campaign for The Hot Dog Box.

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FUTURE EXPANSION PLANS

Once our flagship location is successful and running smoothly, we will expand into a central production facility where we can serve customers, produce our own products, sell our products and serve as a hub for our franchise model.

We will sell our sauces, hot dogs, toppings, buns and other related products for consumption at home.

We will sell starter kits for kids and families to start their own hot dog businesses.

We will lease out food carts and trucks to families who want to start their own hotdog business through the Hot Dog Box brand name.

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INTENDED USE OF FUNDS

We are expanding from our shipping container location at 51st Street, Chicago into a 2000 SQ Foot retail location at 4020 N. Milwaukee Avenue in Portage Park. The funds will be used to build out this space and further develop our brand.

Expanding into our flagship retail location

The indoor space allows us to serve customers year-round.

The space will be designed with an outdoor, cook-out-like feel. We will have indoor grass, picnic tables, grills and more to bring the outdoor cook out vibe, inside.

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Data Room

Intended Use of Funds

Target Raise

Maximum Raise

Location Build Out $11,800

Expand Catering Services $1,500

Working Capital $3,500

Marketing $2,000

Mainvest Compensation $1,200

Total $20,000

Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$360,000	$435,600	$662,112	$1,324,224	$2,065,789
Cost of Goods Sold	$83,721	$101,302	$153,979	$307,958	$480,414
Gross Profit	$276,279	$334,298	$508,133	$1,016,266	$1,585,375

EXPENSES

Rent	$21,600	$22,140	$66,600	$68,000	$70,200
Utilities	$7,800	$9,438	$14,345	$28,690	$44,756
Salaries	$140,400	$169,884	$258,223	$516,446	$805,655
Insurance	$3,120	$3,198	$3,277	$3,358	$3,441
Repairs & Maintenance	$3,600	$4,356	$6,621	$13,242	$20,657
Legal & Professional Fees	$3,000	$3,075	$3,151	$3,229	$3,309
Operating Profit	$96,759	$122,207	$155,916	$383,301	$637,357

This information is provided by The Hot Dog Box. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2020 Balance Sheet

2020 Income Statement

Investment Round Status

Target Raise $20,000

Maximum Raise $100,000

Amount Invested $0

Investors 0

Investment Round Ends July 7, 2021

Summary of Terms

Legal Business Name Hot Dog Box Inc

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $20,000 invested

1.6×

Investment Multiple 1.5×

Business's Revenue Share 0.4%-2%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date October 1, 2028

Financial Condition
No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the The Hot Dog Box's fundraising. However, The Hot Dog Box may require additional funds from alternate sources at a later date.

Historical milestones

The Hot Dog Box has been operating since July, 2020 and has since achieved the following milestones:

Opened the first location in August 2020 at 330 East 51st Street, Chicago, Illinois

Achieved revenue of ~$4000 in 2020.

Historical financial performance is not necessarily predictive of future performance.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of The Hot Dog Box to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

The Hot Dog Box operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. The Hot Dog Box competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from The Hot Dog Box's core business or the inability to compete successfully against the with other competitors could negatively affect The Hot Dog Box's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in The Hot Dog Box's management or vote on and/or influence any managerial decisions regarding The Hot Dog Box. Furthermore, if the founders or other key personnel of The Hot Dog Box were to leave The Hot Dog Box or become unable to work, The Hot Dog Box (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which The Hot Dog Box and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, The Hot Dog Box is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

The Hot Dog Box might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If The Hot Dog Box is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt The Hot Dog Box

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect The Hot Dog Box's financial performance or ability to continue to operate. In the event The Hot Dog Box ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither The Hot Dog Box nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

The Hot Dog Box will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and The Hot Dog Box is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although The Hot Dog Box will carry some insurance, The Hot Dog Box may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, The Hot Dog Box could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect The Hot Dog Box's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of The Hot Dog Box's management will coincide: you both want The Hot Dog Box to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want The Hot Dog Box to act conservative to make sure they are best equipped to repay the Note obligations, while The Hot Dog Box might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If The Hot Dog Box needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with The Hot Dog Box or management), which is responsible for monitoring The Hot Dog Box's compliance with the law. The Hot Dog Box will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if The Hot Dog Box is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if The Hot Dog Box fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of The Hot Dog Box, and the revenue of The Hot Dog Box can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of The Hot Dog Box to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

Limited Operating History

The Hot Dog Box is a newly established entity and has no history for prospective investors to consider.

This information is provided by The Hot Dog Box. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
This is a preview. It will become public when you start accepting investment.
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